Exhibit 99.1

Yandex Announces First Quarter 2019 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, April 25, 2019 -- Yandex (NASDAQ: YNDX), one of Europe's largest internet companies and the leading search provider in Russia, today announced its unaudited financial results for the first quarter ended March 31, 2019.

Q1 2019 Financial Highlights(1)(2)(3)

Q1 2019 consolidated financial results

•	Revenues of RUB 37.3 billion ($576.0 million), up 40% compared with Q1 2018
•	Net income of RUB 3.1 billion ($48.3 million), up 69% compared with Q1 2018; net income margin of 8.4%
•	Adjusted net income of RUB 5.4 billion ($84.0 million), up 36% compared with Q1 2018; adjusted net income margin of 14.6%
•	Adjusted EBITDA of RUB 10.8 billion ($166.3 million), up 40% compared with Q1 2018; adjusted EBITDA margin of 28.9%

Q1 2019 financial results excluding Yandex.Market in 2018 and 2019

•	Revenues excluding Yandex.Market of RUB 37.3 billion ($576.0 million), up 45% compared with Q1 2018
•	Net income excluding Yandex.Market of RUB 3.8 billion ($59.4 million), up 92% compared with Q1 2018
•	Adjusted net income excluding Yandex.Market of RUB 6.2 billion ($95.2 million), up 49% compared with Q1 2018; adjusted net income margin excluding Yandex.Market of 16.5%
•	Adjusted EBITDA excluding Yandex.Market of RUB 10.8 billion ($166.3 million), up 37% compared with Q1 2018; adjusted EBITDA margin excluding Yandex.Market of 28.9%

•	Cash, cash equivalents and term deposits as of March 31, 2019:
o	RUB 73.6 billion ($1,137.5 million) on a consolidated basis
o	Of which RUB 26.2 billion ($404.5 million) related to Taxi segment

Q1 2019 Operational and Corporate Highlights

•	Share of Russian search market, including mobile, averaged 57.0% in Q1 2019, up from 56.5% in Q1 2018 and up from 56.5% in Q4 2018, according to Yandex.Radar
•	Search share on Android in Russia was 51.2% in Q1 2019, up from 49.5% in Q4 2018 and 46.3% in Q1 2018, according to Yandex.Radar

•	Search queries in Russia grew 11% compared with Q1 2018
•	Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 11% compared with Q1 2018. Excluding Yandex.Market, paid clicks grew 20% compared to Q1 2018
•	Average cost per click grew 7% compared with Q1 2018. Excluding Yandex.Market, average cost per click increased 4% compared to Q1 2018
•	Number of rides in the Taxi segment grew 64% year-on-year compared with Q1 2018, with Uber rides included from February 7, 2018

“We had an excellent start to 2019 with strong contributions from all our businesses,” said Arkady Volozh, Chief Executive Officer of Yandex. “Continued innovations in ad tech and on the product side allowed us to report robust revenue growth in our core business in Q1.”

“We delivered 45% revenue growth in Q1, excluding the results of deconsolidated Yandex.Market,” said Greg Abovsky, Chief Operating Officer and Chief Financial Officer of Yandex. “The ride-sharing business is demonstrating great results and we continue to see huge promise in a number of our new business initiatives, like Geolocation Services and Zen.”

The following table provides a summary of our key consolidated financial results for the three months ended March 31, 2018 and 2019:

In RUB millions	Three months ended March 31,
	2018	2019	Change
Revenues	26,573	37,284	40%
Ex-TAC revenues[2]	22,256	31,942	44%
Income from operations	3,159	5,385	70%
Adjusted EBITDA[2]	7,704	10,768	40%
Net income	1,851	3,124	69%
Adjusted net income[2]	4,009	5,440	36%

The table below provides a summary of our key financial results excluding Yandex.Market for the three months ended March 31, 2018 and 2019:

In RUB millions, excluding Yandex.Market	Three months ended March 31,
	2018	2019	Change
Revenues ex. Yandex.Market	25 668	37 284	45%
Ex-TAC revenues[2] ex. Yandex.Market	21 378	31 942	49%

Income from operations ex. Yandex.Market	3 363	5 385	60%
Adjusted EBITDA[2] ex. Yandex.Market	7 866	10 768	37%
Net income ex. Yandex.Market	2 002	3 845	92%
Adjusted net income[2] ex. Yandex.Market	4 124	6 161	49%

(1)

Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars at a rate of RUB 64.7347 to $1.00, the official exchange rate quoted as of March 31, 2019 by the Central Bank of the Russian Federation.

(2)

The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues; adjusted EBITDA; adjusted EBITDA margin; adjusted ex-TAC EBITDA margin; adjusted net income; adjusted net income margin and adjusted ex-TAC net income margin. Please see the section headed “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3)

On April 27, 2018, Yandex and Sberbank formed a joint venture based on the Yandex.Market platform. Since that date, each of Yandex and Sberbank hold an equal number of the outstanding shares in Yandex.Market, with 10% of outstanding shares allocated to management and an equity incentive pool. Accordingly, starting April 27, 2018, we deconsolidated Yandex.Market from Yandex’s consolidated financial results and, under the equity method of accounting, we record our share of Yandex.Market’s financial results within the income/(loss) from equity method investments line in the consolidated statements of income. Financial results excluding Yandex.Market exclude the results of Yandex.Market and Yandex's share of Yandex.Market’s net loss after the deconsolidation from the three months periods ended March 31, 2018 and 2019.

Our segment disclosure is now available in the Segment financial results table below Income from operations.

Consolidated revenues breakdown

In RUB millions	Three months ended March 31,
	2018	2019	Change
Online advertising revenues:
Yandex properties	17,475	20,912	20%
Advertising network	5,365	6,128	14%
Total online advertising revenues	22,840	27,040	18%
Revenues related to Taxi segment	3,116	7,624	145%

Other	617	2,620	325%
Total revenues	26,573	37,284	40%

In RUB millions, excluding Yandex.Market	Three months ended March 31,
	2018	2019	Change
Online advertising revenues
Yandex properties	16,289	20,912	28%
Advertising network	5,312	6,128	15%
Total online advertising revenues	21,601	27,040	25%
Revenues related to Taxi segment	3,116	7,624	145%
Other	951	2,620	175%
Total revenues	25,668	37,284	45%

Online advertising revenues grew 18% in Q1 2019 compared with Q1 2018 and generated 73% of total revenues. Online advertising revenues include revenues derived from performance and brand advertising on Yandex properties and in our advertising network. Excluding revenues of Yandex.Market from Q1 2018, online advertising revenues grew 25% in Q1 2019 compared with Q1 2018.

Online advertising revenues from Yandex properties increased 20% in Q1 2019 compared with Q1 2018 and accounted for 56% of total revenues. Excluding revenues of Yandex.Market from Q1 2018, online advertising revenues from Yandex properties increased 28% in Q1 2019 compared with Q1 2018.

Online advertising revenues from our advertising network increased 14% in Q1 2019 compared with Q1 2018 and accounted for 16% of total revenues.The increase was primarily driven by the continuing growth of contribution from medium and small partners.

Revenues related to Taxi segment grew 145% in Q1 2019 compared with Q1 2018 and accounted for 20% of total revenues. This increase was mainly due to the growth of our ridesharing business driven by the increase in the number of rides, commission rates and incentives optimization, as well as due to the rapid growth of our corporate Taxi, which we recognize on a gross basis, and food delivery businesses.

Other revenues grew 325% in Q1 2019 compared with Q1 2018 and amounted to 7% of total revenues. The growth was primarily driven by our car-sharing service Yandex.Drive, music service Yandex.Music and to a lesser extent by our initiatives related to IoT (stands for Internet of Things).

Consolidated Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A) and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expense. Increases across all cost categories reflect investments in overall growth. In Q1 2019 Yandex's headcount decreased by 138 full-time employees, mainly due to headcount reclassification, which we continued to implement to ensure consistency in internal reporting for positions that we treat as outsource labor. The total number of full-time employees was 8,629 as of March 31, 2019, down by 2% compared with December 31, 2018, and up 6% from March 31, 2018.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended March 31,
	2018	2019	Change
TAC:
Related to the Yandex advertising network	3,168	3,623	14%
Related to distribution partners	1,149	1,719	50%
Total TAC	4,317	5,342	24%
Total TAC as a % of total revenues	16.2%	14.3%
Costs related to Taxi segment	691	2,409	249%
Costs related to Taxi segment as a % of revenues	2.6%	6.5%
Other cost of revenues	1,704	3,834	125%
Other cost of revenues as a % of revenues	6.4%	10.3%
Total cost of revenues	6,712	11,585	73%
Total cost of revenues as a % of revenues	25.3%	31.1%

TAC grew 24% in Q1 2019 compared with Q1 2018 and represented 14.3% of total revenues, 190 basis points lower than in Q1 2018 and 160 basis points lower compared with Q4 2018 as a result of revenue mix effect.

Costs related to Taxi segment increased 249% compared with Q1 2018. The growth was primarily driven by our outsourced costs and services provided to Taxi corporate clients, the logistics costs related to food delivery. We are the principal in transactions with our B2B taxi clients, therefore, we recognize both revenues and cost of revenues on a gross basis. Costs related to Taxi corporate clients represent payments we make to the drivers to fulfill our contract obligations to the B2B clients.

Other cost of revenues in Q1 2019 increased 125% compared with Q1 2018,  mainly reflecting the growth of costs related to Yandex.Drive, our IoT initiatives as well as our investments in music and video content within Media Services.

Product development

In RUB millions	Three months ended March 31,
	2018	2019	Change
Product development	5,803	6,706	16%
As a % of revenues	21.8%	18.0%

Product development expenses grew more slowly than revenues and mainly reflected the growth of share-based compensation, salary increases as well as new hires in Q1 2019. Excluding Yandex.Market from Q1 2018, product development expenses grew 26% in Q1 2019 compared with Q1 2018.

Sales, general and administrative (SG&A)

In RUB millions	Three months ended March 31,
	2018	2019	Change
Sales, general and administrative	8,009	10,351	29%
As a % of revenues	30.1%	27.8%

SG&A expenses grew 29% in Q1 2019 compared to Q1 2018.  The growth was mainly driven by our investments in advertising and marketing to support our business units, primarily Classifieds, Taxi, Media Services, and our core business, as well as by the growth of personnel costs as a result of salary increases and new hires. Excluding Yandex.Market from Q1 2018, SG&A expenses grew 37% in Q1 2019 compared with Q1 2018.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development, and SG&A categories discussed above.

In RUB millions	Three months ended March 31,
	2018	2019	Change
SBC expense included in cost of revenues	36	68	89%
SBC expense included in product development	1,146	1,432	25%
SBC expense included in SG&A	451	619	37%

Total SBC expense	1,633	2,119	30%
As a % of revenues	6.1%	5.7%

Total SBC expense increased 30% in Q1 2019 compared with Q1 2018. The growth was primarily related to new equity-based grants made in 2018-2019.

Depreciation and amortization (D&A) expense

In RUB millions	Three months ended March 31,
	2018	2019	Change
Depreciation and amortization	2,890	3,257	13%
As a % of revenues	10.9%	8.7%

D&A expense increased 13% in Q1 2019 compared with Q1 2018. The D&A expense increase primarily reflects our investments in servers and data center equipment, as well as the increase of our intangible assets from businesses acquisitions completed in 2018.

Income from operations

In RUB millions	Three months ended March 31,
	2018	2019	Change
Income from operations	3,159	5,385	70%

Income from operations increased 70% in Q1 2019 compared with Q1 2018.

Segment financial results

Following the revision of our organizational structure and financial disclosure, starting in Q1 2019 we introduced the following changes to our segments under which we reported our quarterly financial results in 2018, in order to better reflect operational performance of our businesses:

•

We transferred Geolocation Services and Yandex.Education from Search and Portal segment to Other Bets and Experiments segment, while moving Yandex.Health, which we previously reported in Experiments, into Search and Portal;

•	We have renamed our Experiments to Other Bets and Experiments category, which includes Zen, Yandex.Drive, Geolocation Services, Yandex.Cloud and Yandex.Education;
•

We changed the approach to Zen’s revenue recognition. Now we recognize payments of Zen to Yandex.Browser, Yandex Homepage and Yandex Search app as traffic acquisition costs rather than revenue elimination. This change insures consistency in internal reporting.

•

We changed our approach to ICO allocation related to office rent expenses and administrative support services of our business units to provide consistent disclosure with our internal reporting. We now net these expenses within Search and Portal segment at operating costs level as opposed to treating business units share of rent expenses as ICO revenue of Search and Portal.

Prior periods were restated to conform to the current year presentation. The historical data is available in the supplementary slides accompanying our financial release.

In RUB millions	Three months ended March 31,
	2018	2019	Change
Revenues:
Search and Portal	21,569	27,109	26%
Search and Portal, excluding IoT*	21,569	26,887	25%
E-commerce**	1,255	-	-100%
Taxi	3,116	7,639	145%
Classifieds	706	1,106	57%
Media Services	421	734	74%
Other Bets and Experiments	779	2,478	218%
Eliminations	(1,273)	(1,782)	40%
Total revenues	26,573	37,284	40%
Total revenues, excluding Yandex.Market**	25,668	37,284	45%
Adjusted EBITDA:
Search and Portal	10,554	12,847	22%
Search and Portal, excluding IoT*	10,596	13,017	23%
E-commerce**	(162)	-	-100%
Taxi	(1,712)	(116)	-93%

Classifieds	(287)	(328)	14%
Media Services	(97)	(440)	354%
Other Bets and Experiments	(623)	(1,239)	99%
Eliminations	31	44	42%
Total adjusted EBITDA	7,704	10,768	40%
Total adjusted EBITDA, excluding Yandex.Market**	7,866	10,768	37%
Adjusted EBITDA margin:
Search and Portal	48.9%	47.4%	-1.5%
Search and Portal, excluding IoT*	49.1%	48.4%	-0.7%
E-commerce**	-12.9%	n/m	n/m
Taxi	-54.9%	-1.5%	53.4%
Classifieds	-40.7%	-29.7%	11.0%
Media Services	-23.0%	-59.9%	-36.9%
Other Bets and Experiments	-80.0%	-50.0%	30.0%
Total adjusted EBITDA margin	29.0%	28.9%	-0.1%
Total adjusted EBITDA margin, excluding Yandex.Market**	30.6%	28.9%	-1.7%

*IoT stands for Internet of Things

**Our E-commerce segment revenues include revenues of Yandex.Market through April 27, 2018. As a result of deconsolidation, we record our share of Yandex.Market’s financial results within the income/(loss) from equity method investments line in the consolidated statements of income.

•

Search and Portal segment offers a broad range of services in Russia, Belarus, Kazakhstan, Uzbekistan and Turkey, other than those described below. Since Q1 2019 our Search and Portal segment also includes Yandex.Health, previously reported in Other Bets and Experiments;

•	E-commerce segment includes Yandex.Market for the period prior to April 27, 2018, the date of the completion of the Yandex.Market joint venture between Yandex and Sberbank;
•

Taxi segment includes our Taxi business (including Yandex.Taxi and Uber in Russia and neighboring countries), Food Delivery business (including Yandex.EATs, UberEATs and Yandex.Chef, a meal kit subscription service) and Self-Driving Cars division;

•	Classifieds segment includes Auto.ru, Yandex.Realty and Yandex.Jobs;

•	Media Services segment includes KinoPoisk, Yandex.Music, Yandex.Afisha, Yandex.TV program, our production center Yandex.Studio and our subscription service Yandex.Plus;
•

Other Bets and Experiments category includes Zen, Yandex.Cloud, Yandex.Drive, Geolocation Services and Yandex.Education. Geolocation Services and Yandex.Education previously were a part of our Search and Portal segment;

•

Eliminations in our revenues represent the elimination of transactions between the reportable segments, primarily related to advertising. Eliminations related to our adjusted EBITDA mainly reflect reallocation of a portion of Search and Portal D&A expenses related to leasehold improvements to office rent expenses of our business unites.

Adjusted EBITDA increased 40% in Q1 2019 compared with Q1 2018.

Adjusted EBITDA excluding Yandex.Market increased 37% in Q1 2019 compared with Q1 2018. The growth was mainly driven by the solid revenue growth of Search and Portal and improved adjusted EBITDA of our Taxi segment, which were slightly offset by our investments in other businesses and IoT initiatives.

Adjusted EBITDA of Taxi was negative RUB 116 million in Q1 2019. The positive adjusted EBITDA of our ride-sharing business was offset by our investments in food delivery and autonomous vehicles.

Interest income in Q1 2019 was RUB 827 million, compared with RUB 708 million in Q1 2018.

Interest expense in Q1 2019 was RUB 1 million, down from RUB 221 million in Q1 2018.

Foreign exchange loss in Q1 2019 was RUB 279 million, compared with a foreign exchange loss of RUB 482 million in Q1 2018. This loss reflects the appreciation of the Russian ruble during Q1 2019 from RUB 69.4706 to $1.00 on December 31, 2018, to RUB 64.7347 to $1.00 on March 31, 2019. Yandex's Russian operating subsidiaries' functional currency is the Russian ruble, and therefore changes due to exchange rate fluctuations in the ruble value of these subsidiaries' monetary assets and liabilities that are denominated in other currencies are recognized as foreign exchange gains or losses within the other loss, net line in the condensed consolidated statements of income. Although the U.S. dollar value of Yandex's U.S. dollar-denominated assets and liabilities was not impacted by these currency fluctuations, they resulted in  a downward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets and liabilities in Q1 2019.

Income tax expense for Q1 2019 was RUB 2,214 million, up from RUB 1,395 million in Q1 2018. Our effective tax rate of 41.5% in Q1 2019 was in line with Q1 2018. Adjusted for SBC expense, deferred tax asset valuation allowances provided on operations of our Uber and Food Delivery businesses acquired in late 2017 and early 2018, our effective tax rate for Q1 2019 was 27.6%, compared with 23.5% for Q1 2018 as adjusted for SBC expense and similar provisions in that year. The increase in the adjusted effective tax rate was primarily driven by certain additional valuation allowances provided in Q1 2019.

Net income was RUB 3.1 billion ($48.3 million) in Q1 2019, up 69% compared with Q1 2018.

Adjusted net income in Q1 2019 was RUB 5.4 billion ($84.0 million), a 36% increase from Q1 2018. Excluding Yandex.Market, adjusted net income increased 49% in Q1 2019 compared to Q1 2018.

Adjusted net income margin was 14.6% in Q1 2019, compared with 15.1% in Q1 2018.

As of March 31, 2019, Yandex had cash, cash equivalents and term deposits of RUB 73.6 billion ($1,137.5 million), including cash and cash equivalents of Yandex.Taxi in total amount of RUB 26.2 billion ($404.5 million).

Net cash flow provided by operating activities for Q1 2019 was RUB 10.5 billion ($162.6 million) and capital expenditures were RUB 2.0 billion ($30.6 million).

Redeemable noncontrolling interests presented in our condensed consolidated balance sheets relate to the equity incentive arrangements we have made available to the senior employees of the Taxi and Classifieds segments, pursuant to which such persons are eligible to acquire depositary receipts, or receive options to acquire depositary receipts, which entitle them to economic interests in the respective business unit subsidiaries.

The total number of shares issued and outstanding as of March 31, 2019 was 325,657,474 including 287,908,815 Class A shares, 37,748,658 Class B shares, and one Priority share and excluding 4,658,840 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. All such Class C shares were cancelled.

There were also employee share options outstanding to purchase up to an additional 3.5 million shares, at a weighted average exercise price of $35.40 per share, 1.3 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.2 million shares, at a weighted average measurement price of $32.63, all of which were fully vested; and restricted share units (RSUs) covering 13.4 million shares, of which RSUs to acquire 5.1 million shares were fully vested. Equity awards in respect of business unit subsidiaries are described under Redeemable noncontrolling interests above.

Financial outlook

Based on our recent performance, we currently expect our ruble-based revenues excluding Yandex.Market to grow in the range of 30% to 34% for the full year 2019 compared with 2018.

Based on the recent performance of Search and Portal, we now expect our Search and Portal ruble-based revenue to grow in the range of 19% to 21% in the full year 2019 compared with 2018.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 25, 2019 at 8:00 AM U.S. Eastern Time (3:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 510 7495

UK/International: +44 (0) 844 571 8892

Russia: 8 10 800 2357 5011

Passcode: 4893737

A replay of the call will be available until May 2, 2019. To access the replay, please dial:

US: +1 917 677 7532

UK/International: +44 (0) 844 571 8951

Russia: +7 495 249 9138

Passcode: 4893737

A live and archived webcast of this conference call will be available at

https://edge.media-server.com/m6/p/ishwu3xv

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed market-leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 34 offices worldwide, has been listed on the NASDAQ since 2011.

More information on Yandex can be found at https://yandex.com/company.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full year 2019. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2018, which is on file with the U.S. Securities and Exchange Commission (SEC) and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 25, 2019, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
•

Adjusted EBITDA means U.S. GAAP net income plus (1) depreciation and amortization, (2) SBC expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with certain business combinations, (4) interest expense, (5) other loss, net and (6) income tax expense, less (1) interest income and (2) (income)/loss from equity method investments
•	Adjusted EBITDA margin means adjusted EBITDA divided by U.S. GAAP revenues
•	Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenues
•

Adjusted net income means U.S. GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with certain business combinations, (3) foreign exchange losses adjusted for reduction in income tax attributable to foreign exchange losses and (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax

•	Adjusted net income margin means adjusted net income divided by U.S. GAAP revenues
•	Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales commissions and bonuses but, unlike sales commissions and bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible notes issued in Q4 2013 and Q1 2014 which matured in Q4 2018. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	As of
	December 31,	March 31,	March 31,
	2018*	2019	2019
	RUB	RUB	$
ASSETS
Current assets:
Cash and cash equivalents	68 798	53 825	831,5
Term deposits	-	19 809	306,0
Accounts receivable, net	14 570	15 137	233,8
Prepaid expenses	2 119	2 436	37,7
Funds receivable, net	2 217	2 202	34,0
Other current assets	4 177	6 487	100,2
Total current assets	91 881	99 896	1 543,2

Property and equipment, net	39 740	43 013	664,5
Operating lease right-of-use assets	16 944	16 661	257,4
Intangible assets, net	11 545	11 257	173,9
Non-current content assets, net	335	1 107	17,1
Goodwill	52 662	52 967	818,2
Long-term prepaid expenses	1 800	2 135	32,9
Investments in non-marketable equity securities	36 484	35 768	552,5
Deferred tax assets	3 523	2 875	44,4
Other non-current assets	3 473	2 894	44,7
TOTAL ASSETS	258 387	268 573	4 148,8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	22 550	30 085	464,8
Income and non-income taxes payable	4 059	5 761	89,0
Deferred revenue	2 792	2 546	39,3
Total current liabilities	29 401	38 392	593,1
Deferred tax liabilities	1 572	2 020	31,2
Operating lease liabilities	12 204	10 443	161,3
Other accrued liabilities	569	798	12,3
Total liabilities	43 746	51 653	797,9

Commitments and contingencies
Redeemable noncontrolling interests	13 035	13 050	201,6
Shareholders’ equity:
Priority share: €1.00 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 1000000001, shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 1000000000,, Class B: 46997887, and Class C: 46997887,); shares issued (Class A: 292437655, and 292567655,, Class B: 37878658, and 37748658,, and Class C: nil and 130000,, respectively); shares outstanding (Class A: 286848365, and 287908815,, Class B: 37878658, and 37748658,, and Class C: nil)	263	263	4,1
Treasury shares at cost (Class A: 5589290, and 4658840,, respectively)	(10 769)	(9 278)	(143,3)
Additional paid-in capital	69 729	70 366	1 087,0
Accumulated other comprehensive income	8 182	5 854	90,3
Retained earnings	111 465	114 916	1 775,2
Total equity attributable to Yandex N.V.	178 870	182 121	2 813,3
Noncontrolling interests	22 736	21 749	336,0
Total shareholders’ equity	201 606	203 870	3 149,3
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	258 387	268 573	4 148,8

*      Derived from audited consolidated financial statements except for restatement of balances due to adoption of ASC 842 Leases, which required the recognition of right-of-use assets and lease liabilities for operating leases

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2018	2019	2019
	RUB	RUB	$

Revenues	26,573	37,284	576.0
Operating costs and expenses:
Cost of revenues(1)	6,712	11,585	179.0
Product development(1)	5,803	6,706	103.6
Sales, general and administrative(1)	8,009	10,351	159.9
Depreciation and amortization	2,890	3,257	50.3
Total operating costs and expenses	23,414	31,899	492.8
Income from operations	3,159	5,385	83.2
Interest income	708	827	12.8
Interest expense	(221)	(1)	-
Income/(loss) from equity method investments	91	(638)	(9.9)
Other loss, net	(491)	(235)	(3.6)
Net income before income taxes	3,246	5,338	82.5
Income tax expense	1,395	2,214	34.2
Net income	1,851	3,124	48.3
Net loss attributable to noncontrolling interests	529	398	6.1
Net income attributable to Yandex N.V.	2,380	3,522	54.4
Net income per Class A and Class B share:
Basic	7.28	10.83	0.17
Diluted	7.10	10.59	0.16
Weighted average number of Class A and Class B shares outstanding
Basic	327,066,686	325,140,744	325,140,744
Diluted	335,239,879	332,713,737	332,713,737

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	36	68	1.1
Product development	1,146	1,432	22.1
Sales, general and administrative	451	619	9.5

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2018	2019	2019
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	1,851	3,124	48.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,352	2,640	40.8
Amortization of intangible assets	538	617	9.5
Amortization of debt discount and issuance costs	170	-	-
Share-based compensation expense	1,633	2,119	32.7
Deferred income taxes	(711)	988	15.3
Foreign exchange losses	482	279	4.3
(Income)/loss from equity method investments	(91)	638	9.9
Other	(59)	4	0.1
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(405)	(668)	(10.3)
Prepaid expenses and other assets	(378)	(3,138)	(48.6)
Accounts payable and accrued liabilities	65	4,146	64.0
Deferred revenue	(260)	(222)	(3.4)
Net cash provided by operating activities	5,187	10,527	162.6
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(1,156)	(1,981)	(30.6)
Proceeds from sale of property and equipment	17	7	0.2
Acquisitions of businesses, net of cash acquired	20,763	(347)	(5.4)
Investments in non-marketable equity securities	(101)	-	-
Investments in term deposits	(44,639)	(20,000)	(309.0)
Maturities of term deposits	23,652	-	-
Loans granted, net of proceeds from repayments	(141)	-	-
Net cash used in investing activities	(1,605)	(22,321)	(344.8)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from exercise of share options	52	31	0.5
Repurchase of equity awards	-	(25)	(0.4)
Proceeds from sale of noncontrolling interests	-	20	0.3
Payment for contingent consideration	(485)	(33)	(0.5)
Other financing activities	(19)	(32)	(0.5)
Net cash used in financing activities	(452)	(39)	(0.6)
Effect of exchange rate changes on cash and cash balances	251	(3,184)	(49.1)
Net change in cash and cash balances	3,381	(15,017)	(231.9)
Cash and cash balances at beginning of period	43,231	68,886	1,064.1
Cash and cash balances at end of period	46,612	53,869	832.2

Reconciliation of cash and cash balances:
Cash and cash equivalents, beginning of period	42,662	68,798	1,062.8
Restricted cash, beginning of period	569	88	1.3
Cash and cash balances, beginning of period	43,231	68,886	1,064.1

Cash and cash equivalents, end of period	46,443	53,825	831.5
Restricted cash, end of period	169	44	0.7
Cash and cash balances, end of period	46,612	53,869	832.2

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended March 31,
	2018	2019	Change
Total revenues	26,573	37,284	40%
Less: traffic acquisition costs (TAC)	4,317	5,342	24%
Ex-TAC revenues	22,256	31,942	44%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2018	2019	Change
Net income	1,851	3,124	69%
Add: depreciation and amortization	2,890	3,257	13%
Add: share-based compensation expense	1,633	2,119	30%
Add: compensation expense related to contingent consideration	22	7	-68%
Less: interest income	(708)	(827)	17%
Add: interest expense	221	1	-100%
Less: (income)/loss from equity method investments	(91)	638	n/m
Add: other loss, net	491	235	-52%
Add: income tax expense	1,395	2,214	59%
Adjusted EBITDA	7,704	10,768	40%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended March 31,
	2018	2019	Change
Net income	1,851	3,124	69%
Add: SBC expense	1,633	2,119	30%
Less: reduction in income tax attributable to SBC expense	(20)	(18)	-10%
Add: compensation expense related to contingent consideration	22	7	-68%
Add: foreign exchange losses	482	279	-42%
Less: reduction in income tax attributable to foreign exchange losses	(86)	(71)	-17%
Add: amortization of debt discount	170	-	n/m
Less: reduction in income tax attributable to amortization of debt discount	(43)	-	n/m
Adjusted net income	4,009	5,440	36%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2019	3,124	8.4%	7,644	10,768	28.9%	33.7%

(1)	Net income margin is defined as net income divided by total revenues.

(2)

Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to contingent compensation, interest income, interest expense, (income)/loss from equity method investments, other loss, net and income tax expense. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.
(4)	Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to U.S. GAAP Net Income Margin

In RUB millions
	U.S. GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2019	3,124	8.4%	2,316	5,440	14.6%	17.0%

(1)	Net income margin is defined as net income divided by total revenues.
(2)

Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to contingent compensation, foreign exchange losses as adjusted for the reduction in income tax attributable to the losses, and amortization of debt discount (as adjusted for the related reduction in income tax). For a reconciliation of adjusted net income to net income, please see the table above.

(3)	Adjusted net income margin is defined as adjusted net income divided by total revenues.
(4)	Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues. For a reconciliation of ex-TAC revenues to U.S. GAAP revenues, please see the table above.

Contacts:

Investor Relations

Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru